# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valaris Ltd, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 02/09/2026
Amends the filing with accession number 0000902664-23-004310
Filed by CIK 0001164688
Persons authorized to receive notices and communications: William H. Bohnsack, Jr., Oak Hill Advisors, L.P., One Vanderbilt Avenue - 16th Floor, New York, New York (NY), 10017, (212) 884-0384; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- OAK HILL ADVISORS LP (CIK 0001164688): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,797,337; sole dispositive power 0; shared dispositive power 4,797,337; aggregate amount beneficially owned 4,797,337 (6.93% of the class)
  Comment: As further described in Item 6, Joseph Goldschmid, an employee of the Reporting Person, holds 5,358 unvested restricted stock units for the benefit of certain clients of OHA.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: Valaris Ltd
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2021 (as amended, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 9, 2026, the Issuer and Transocean Ltd., a Swiss corporation ("Transocean") entered into a Business Combination Agreement (the "Business Combination Agreement") providing for the combination of the Issuer and Transocean, pursuant to which, subject to the conditions of the Business Combination Agreement, Transocean will acquire of all the issued and outstanding Shares of the Issuer in exchange for shares of Transocean, par value $0.10 each (the "Transocean Shares"), at an exchange ratio of 15.235 Transocean Shares for each Share of the Issuer. The Business Combination will be effected by way of a court-approved scheme of arrangement between Issuer and the holders of the Shares pursuant to section 99 of the Companies Act 1981 of Bermuda, as amended, on the terms set out the Scheme Document.

On February 9, 2026, in connection with the execution of the Business Combination Agreement, the Oak Hill Funds entered into a Support Agreement (the "Support Agreement") with Transocean providing for, on the terms and subject to the conditions thereof, that the Oak Hill Funds will vote the shares owned by them at the time of the Issuer's shareholder meeting (the "Support Shares") with respect to the Business Combination in favor of the transactions contemplated by the Business Combination Agreement. In addition, pursuant to the Support Agreement, the Oak Hill Funds agreed to certain transfer restrictions regarding the Support Shares during the term of the Support Agreement regarding a transfer to any person (A) that the Oak Hill Funds has actual knowledge is engaged in the business of providing offshore contract drilling services or (B) that the Oak Hill Funds has actual knowledge is acquiring the Support Shares in order to oppose the proposals to adopt the transactions contemplated by the Business Combination Agreement at any meeting of the shareholders of the Issuer. The Support Agreement does not restrict the Oak Hill Funds from engaging in or consummating or entering into any agreement, arrangement or understanding to engage in or consummate any open market transactions with respect to the Support Shares.

The foregoing summary of the form of Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 99.1 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 69,230,926 shares of Common Stock outstanding, as represented in the Business Combination Agreement, filed as Exhibit 2.1 to the periodic report on Form 8-K, filed by the Issuer on February 9, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by the Reporting Person in the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Amendment No. 2 is incorporated herein by reference.

On June 13, 2025, Mr. Goldschmid received a grant of 5,358 RSUs in consideration for his services as a director of the Issuer. These RSUs will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of the Issuer's shareholders. Pursuant to the policies of OHA, Mr. Goldschmid is deemed to hold the foregoing securities for the benefit of certain clients of OHA and accordingly holds no voting or investment control over the RSUs.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Support Agreement, dated February 9, 2026.

## Signatures
- OAK HILL ADVISORS LP: /s/ William H. Bohnsack, Jr., William H. Bohnsack, Jr. Authorized Signatory (02/11/2026)